Structured Asset Trust Unit Repackagings (SATURNS), Sears Roebuck Acceptance Corp.
Series 2003-1 Trust Amends Trust Agreement and Seeks Withdrawal of Listing

CUSIP: 80411A201
Symbol: DKG

FOR IMMEDIATE RELEASE:
July 25, 2005

NEW YORK, NEW YORK – Structured Asset Trust Unit Repackagings (SATURNS), Sears Roebuck Acceptance Corp. Series 2003-1 Trust (the “Trust”) (New York Stock Exchange Ticker Symbol “DKG”), announced today that an amendment has been entered into with respect to the documents governing the Trust and its Sears Roebuck Acceptance Corp. Series 2003-1 Callable Units (the “Units”). The Amendment sets forth certain conditions under which the Trust may remain outstanding following the termination of reporting obligations under the Securities Exchange Act of 1934 of Sears Roebuck Acceptance Corp., the issuer of the debentures held by the Trust; rather than be liquidated in accordance with the previous terms of the Trust. An application has been filed with the Securities and Exchange Commission by MS Structured Asset Corp. as depositor of the Trust (“MSSAC”) for withdrawal from listing of the Units on the New York Stock Exchange, and subject to such withdrawal MSSAC expects to terminate its reporting obligations under the Securities Exchange Act of 1934 in relation to the Trust. Notice of MSSAC’s application has not yet been published in the Federal Register.

Under the terms of the Amendment, holders of the Units will have the right until August 8, 2005 to elect liquidation of the Trust separately with respect to their Units. MSSAC has sent a notice explaining terms of the election and liquidation right to existing holders of the Units, and filed a copy of such notice with the Securities and Exchange Commission.

This announcement is not an offer to purchase or the solicitation of an offer to purchase with respect to any securities.

Contact:
LaSalle Bank National Association	Andy Streepey, ABS Trust Services, 312-904-9387